OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Big Picture Artists, LLC

**6626 Franklin Ave
Suite 107
Los Angeles, CA 90028**

www.bigpictureartists.com



100 units of Non voting membership units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,050 Non voting membership units ($105,000)

Minimum 100 Non voting membership units ($10,000)

Company	Big Picture Artists, LLC
Corporate Address	6626 Franklin Ave, Suite 107 Los Angeles, CA 90028
Description of Business	Talent Management Company Producing Content
Type of Security Offered	Non Voting Membership Units
Purchase Price of Security Offered	$100 per Unit
Minimum Investment Amount (per investor)	$100

Type of Security:

Units as described in greater detail in the Operating Agreement of the Company, a copy of which may be provided to each subscriber upon request.

Price and Minimum Subscription:

$100 per Unit, with a minimum subscription of 1 Unit ($100 minimum subscription).

Capitalization:

The Company's capital structure before this offering is 8,950 Total Units Outstanding including Voting and Non Voting. An additional 1050 Non Voting Units are Authorized to new investors bringing the Total Units to 10,000.

Perks

<u>Those investing at or over $200</u>: Can submit a pitch to us for a tv show you're thinking about or have written a script for. We will consider it for our future projects.

Those investing at or over $500: A digital copy of our first pilot pitch program we shoot and the lower level perk.

Those investing at or over $2500: An invitation for two to a premiere or screening that one of our actors appears in and all the lower level perks. You must provide your own transportation and accommodations.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

We began our business January 1, 2016 with $15,400 from myself, an investor, and an entertainment mogul who believed in what we were doing. We are a film/television management company representing actors, social media influencers, and personalities.

We are a commission based business. Our commission for one actor or client depends on the job our talent performs, but ranges from 15-33%. This is our operating revenue. So if a talent we represent performs in a movie or television program and is paid $50,000, we record that amount as our gross revenue. However, the talent receives 85% of the gross revenue and we receive 15% of the gross revenue, therefore, our net revenue will be $7,500. We use the net revenue as our working capital to pay salaries and administrative costs. Our customers are casting directors whether independent or at major studios.

We discover our talent by industry referral, meet with them, and sign them to a 3 year contract. We also receive many direct email submissions each week from actors around the world looking for representation but we rarely take meetings with them.

The process for us to generate income is: We submit headshots and film clips of our talent to casting directors who call them in to read for a role. Most of the time, the talent is not offered the role for many reasons from not being the right look for the role to better choices for the role from other actors. If our talent is offered the role, a contract is negotiated, the talent films the role, is paid and we are paid our commission.

Our goal this year is to create and produce a program that a broadcast or streaming network will purchase. Ideally, in addition to purchasing the show idea and concept, the network will hire our cast which will bringing in substantially more profit than our 15% commission model for film/television mentioned above. Typically a network that

purchases a pilot re-shoots the entire pilot at a larger budget with any changes they want including a possible changes to the cast members.

We were profitable our first year in business so we have no liabilities. However, our overhead is very low with administrative costs low. Many of the projects our talent performed in 2016 have won film awards or are top rated television programs. The talent we represent has also done television commercials for recognizable brands like Absolut Vodka, Calvin Klein, Hulu, Burger King, etc.

Our competition is larger management companies (i.e. Brillstein, Untitled) with name talent who have significant resources to produce programming for their talent on television or in film.

We are in no litigation with any parties.

The team

Officers and directors

Allen Osborne	President

Allen Osborne
Allen Osborne worked in the modeling industry for over 20 years and was a Division Director for top agencies. During that time, he was the modeling agent for successful models who later took starring roles in major television series and movies such as Tom Welling (Smallville), Ian Somerhalder (Vampire Diaries), Shemar Moore (Criminal Minds), Rick Yune (Marco Polo), Odette Annable (Cloverfield), Josh Holloway (Lost) and many others. Some of these agencies were owned by Venture Capital firms: 2013-2015 One Management (NY) | Division Director of One.1 | funded by Ireo World, India 2010-2013 Red Model Management (NY)| Agency Director 2005-2009 Vision Mgmt | Division Director | funded by Seidler Equity Partners, Los Angeles 1999-2005 Wilhelmina Models (a publicly traded stock WHLM) | Division Director | funded by Newcastle Partners

Related party transactions

The Company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Sag scale** We represent actors and actresses, who work for base pay under the Screen Actor's Guild ("SAG") pay scale until they become successful. We receive 15% of the salary paid to the actors and actresses and 33% on a modeling print job. As a result, we do not receive a significant amount of revenue at this time. We anticipate receiving significantly more revenue when our actors and

actresses become recognizable celebrities. This process could take years to occur, therefore, our revenue will remain modest in the near-term.

- **Our programs** We will produce tv programs to pitch to streaming and broadcast networks. The networks may not consider many, if any, of our programs sufficient for their needs at that time or appropriate for the network. Therefore, a program that we spend time and resources preparing and developing may not be sold to a network. Even if our program is purchased, it may be cancelled at any time by the network, which would significantly impact our revenue. The content we are able to create may be perceived as being of poor quality, offensive or otherwise not compelling to consumers. If we are unable to create compelling content, we may be unable to license or sell such content to third parties in a profitable manner.
- **President's background** President, Allen Osborne, served a short sentence in a minimum security camp ordered in 2006 for a conviction. He intends to turn this polarizing situation into an inspiring script and pitch it to the networks in a program similar to the Netflix show "Orange Is The New Black". However, it is possible other competitors could use this 11 year old incident to deter networks or future investors from interest in working with our company.
- **Many similar production companies** There are nearly 2,000 tv production companies in Los Angeles alone. Therefore, there is extensive competition from production companies that are significantly larger than our company and that have access to more resources than we do. This disadvantage will make it difficult for our company to compete in this industry. Most of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. Most of these competitors can secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, infrastructure and marketing. As a result, these competitors can likely take advantage of opportunities more readily, and devote greater resources to development, marketing and sales than us.
- **Risk of the entertainment business** The process of making money and realizing a profit in the entertainment industry is a slow and arduous even if we are involved in a financially successful project. The time from the moment a project starts to its completion, release and revenue recognition is substantial, and is typically measured in years. Even when we realize a profit and are financially able to declare distributions, they could be very small. Our ability to attract viewers will depend in part on our ability to consistently provide our viewers with compelling content choices. Furthermore, the relative service levels, content offerings, pricing and related features of our service may adversely impact our ability to attract and retain viewers. If consumers do not perceive our offering to be of interesting, we may not be able to attract and retain viewers.
- **Third Party** Our business relies heavily on third parties for production and monetization of entertainment content and we have no binding agreements with these parties. Our ability to provide our viewers with content they can watch depends on studios or networks buying our program, content providers and other rights holders licensing rights to such content and certain related

elements thereof. The license periods and the terms and conditions of such licenses vary. If the studios, content providers and other rights holders are not able or willing to license us content upon terms acceptable to us, or at all, our ability to stream content to our users will be adversely affected and/or our costs could increase.

- **Use of Proceeds** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Crowdfunding** Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by us. WE ARE OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. WE ARE UNDER NO OBLIGATION AND HAVE NO INTENTION, TO REGISTER THE SECURITIES AND ARE UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO US. GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

- **Projections** .Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **Technology** Technology Failures. We will use a combination of proprietary and third party technology to operate our business. If we experience difficulties in the operation of this technology, our ability to efficiently and effectively deliver streaming content to our users could be adversely impacted and our business and results of operation could be adversely affected. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing users and add new users may be impaired.

- **Management Team** Members of our management team are not full time employees or receive regular salaries. In addition, our management team may consult for other companies to generate personal income. Losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition, and the investors could lose their investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Allen Osborne, 88.7% ownership, Voting Membership Interest

Classes of securities

- Voting Membership Units: 8,868

  As holders of a majority-in-interest of voting rights in the Company, **the Voting Members** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

  For example, **the Voting Members** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The Voting Members** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

  The Voting Members have the right to redeem their securities at any time. **The Voting Members** could decide to force the Company to redeem their **Membership Interest** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

  In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company

may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional Units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Distributions

Allocations of profit distributions will be made to the Members in proportion to each Member's relative capital interest in the Company. We will not make a profit distribution that hinders us from the ability to pay debts as they become due in the ordinary course of business or that create an excess of liabilities over assets. The managing member has the authority to issue a distribution and is personally liable for any amount that is improper. Additionally, if a member accepts the distribution with full knowledge that all or part of it is improper, that member is jointly liable with the issuing member. If the business is terminated and dissolves the legal entity, a complete distribution of all assets will occur. Creditors of the Company will receive first priority in receiving payment. Remaining assets are then distributed to members who are still due a prior distribution. The Company must then use the excess funds to provide returns of capital to each member who has made a contribution to the business. Lastly, every current member receives his rightful share of the excess as a profit distribution in accordance with the operating agreement or state law. The Company uses pass-through taxation principles that require each member to report a share of all business earnings and losses on a personal income tax return. Each member is solely liable for reporting and paying the tax on his allocation of business earnings and incurs no personal liability for other members who do not comply with tax requirements.

- Non Voting Membership Units: 82

Voting Rights

The liability of the Members shall be limited as provided under the laws of the California Limited Liability statutes. Non- voting Members, or Members that are not the Managing Member shall take no part whatever in the control, management, direction, or operation of the Company's affairs and shall have no power to bind the Company. The Managers may from time to time seek advice from Non Voting Members, but they need not accept such advice, and at all times the Managers shall have the exclusive right to control and manage the Company. No Member shall be an agent of any other Member of the Company solely by reason of being a Member.

<u>Distributions and Liquidation Distributions</u>

Allocations of profit distributions will be made to the Members in proportion to each Member's relative capital interest in the Company. We will not make a profit distribution that hinders us from the ability to pay debts as they become due in the ordinary course of business or that create an excess of liabilities over assets. The managing member has the authority to issue a distribution and is personally liable for any amount that is improper. Additionally, if a member accepts the distribution with full knowledge that all or part of it is improper, that member is jointly liable with the issuing member. If the business is terminated and dissolves the legal entity, a complete distribution of all assets will occur. Creditors of the Company will receive first priority in receiving payment. Remaining assets are then distributed to members who are still due a prior distribution. The Company must then use the excess funds to provide returns of capital to each member who has made a contribution to the business. Lastly, every current member receives his rightful share of the excess as a profit distribution in accordance with the operating agreement or state law. The Company uses pass-through taxation principles that require each member to report a share of all business earnings and losses on a personal income tax return. Each member is solely liable for reporting and paying the tax on his allocation of business earnings and incurs no personal liability for other members who do not comply with tax requirements.

<u>Rights and Preferences</u>

The rights, preferences and privileges of the holders of the Company's Non Voting Member Units are subject to and may be adversely affected by, the rights of the holders of Voting Member Units or Managing Member.

What it means to be a Minority Holder

An Investor in the Company will hold a non-voting membership interest in the Company, and thus have no ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and Managing Member and be governed in accordance with the strategic direction and decision-making of its Managing Member, and the Investor will have no independent right to name or remove an officer or the Managing Member.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the

Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Dilution

Additional issuances of Voting and Non-Voting Membership Interests. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

A sale of the issuer or of assets of the issuer. As a Non-Voting Member of the Company, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Managing Member to manage the Company so as to maximize value for Non-Voting Members. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the Managing Member of the Company. If the Voting Members and the Managing Member of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Managing Member will be guided by his good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its Voting and Non-Voting Members. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We were profitable our first year in business. However, our overhead is very low with administrative costs low. Many of the projects our talent performed in 2016 have won film awards or are top rated television programs. The talent we represent has also done television commercials for recognizable brands like Absolut Vodka, Calvin Klein, and Burger King.

Our business revenue will remain consistent in 2017 with similar 2016 figures and will only grow if a talent we represent becomes a recognizable celebrity or if we sell one of the programs we create this year. So, we do not expect to see a growth in our business in the current fiscal year. However, we believe that in the long-term, we have significant potential for growth based on the success of the talent we represent and the programs we intend to sell.

Our net operating profit for 2016 was $75,000, This amount is a combination of commissions we collect from the talent ranging from 15%-33% depending on the job (a print modeling job, a television show, a movie, or a tv commercial) and our initial capital contributions.

Our profit at the end of 2016 was $4,613 and was reinvested in the company. There were no additional accounts receivable as of 12/31/2016. We will use our cash this year in the same manner as last year for operational costs/administrative costs. We anticipate expenses for 2017 to remain the same as 2016 for our management division in rent, transportation, and general overhead.

We expect that the proceeds of this offering will improve our liquidity and provide

capital to create our television pitch pilots as well as additional working capital for our Company. Although the proceeds of this offering are not necessary to the viability of our talent management business, it will be integral to developing our television pitch pilots as there is not enough talent management profit to create them. Our current revenue is entirely based on casting directors responding to the talent we represent and groom. We have no control over the success of our talent, and thus our income, only the public does in it's desire to elevate them if they like them.

Our cash on hand and in the bank as of 12/31/2016 was $4,613 profit. Our burn rate is approximately $2000 a month. In a simulation of zero sales over 2 months, our runway would be a little over two months using our profit to pay our burn rate.

Financial Milestones

Our net operating profit for 2016 was $75,000, This amount is a combination of commissions we collect from the talent ranging from 15%-33% depending on the job (a print modeling job, a television show, a movie, or a tv commercial) and our initial capital contributions. This profit margin will remain the same in 2017 as these are standard commission industry rates for our management division.

Our profit at the end of 2016 was $4,613 and was reinvested in the company. There were no additional accounts receivable as of 12/31/2016. There were no liabilities for 2016. We will use our cash this year in the same manner as last year for operational costs/administrative costs.

We hope to reach our Crowdfunding goal this year which will allow is to begin production on projects we can sell to the public and pitch to the networks. One sell of a program to a network makes the company profitable for another year above the management fees it collects year around on it's talent.

If we enter into a development deal with a network for more original programming, we will not sell additional securities as we will be a very solid, stable company producing content paid for by the network. If we do not, it is likely we will sell more securities in the future to continue to develop programming to pitch.

Liquidity and Capital Resources

We expect that the proceeds of this offering will improve our liquidity and provide capital to create our television pitch pilots as well as additional working capital for our Company. Although the proceeds of this offering are not necessary to the viability of our talent management business, it will be integral to developing our television pitch pilots as there is not enough talent management profit to create them.

Our Capital Resources are generated by investors and profits from our management

division, sale of our pitch program to the public and sale of the program to a network. We will not borrow money from individuals or banks.

Reaching our minimum goal will allow us only to begin preparation for original programming such as hiring writers to revise or develop original scripts. Reaching our maximum goal should allow us to complete one program and a short additional sizzle reel to pitch as well. We anticipate spending the majority of the maximum goal quickly to produce a program to reach the public and networks as soon as possible.

Our cash on hand and in the bank as of 12/31/2016 was $4,613 profit. Our burn rate is approximately $2000 a month. In a simulation of zero sales over 2 months, our runway would be a little over two months using our profit to pay our burn rate.

Indebtedness

The Company has not had any material terms of indebtedness

Recent offerings of securities

None

Valuation

$895,000.00

We valued the company at $895,000 based on our gross talent revenues to date, the value of their contracts with us, the value of the film and television programs they appeared in and our projected revenues for the following year which are based on speculative contracts and our available talent pool. We determined that we need a minimum of $10,000 so we can be begin work on our first pilot pitch program to networks. If we receive the maximum amount of $105,000, we will be in a position to develop additional quality programming to pitch to networks and to attract and retain quality talent. Our valuation of $895,000 represents the fair market value of the company. In the future, we will perform valuations of our company equity that take into account factors such as the following: our results of operations, financial position and capital resources; current business conditions and projections; the lack of marketability of the membership interest; the hiring of key personnel and the experience of our management; the introduction of new products and programming; the risk inherent in the development and expansion of our products and programming; our stage of development and material risks related to our business; the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; industry trends and competitive environment; trends in network spending on programming; and the general economic outlook. We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share

similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

USE OF PROCEEDS

	Minimum Amount Raised	Maximum Amount Raised
	$10,000	$105,000
Less Expenses -		
Start Engine Fees (6%) *	$600	$6,300
Net Proceeds	$9,400	$ 98,700
Use of Net Proceeds -		
Option/Purchase Script	$1500	0
Attorney Fees	$600	$5000
Pilot Production:	$0	$68,000
Including Cast, Crew, Location,		
Wardrobe, Editing, Final Product		
Marketing	$0	$10,000
Working Capital	$7300	$15,700
TOTAL USE OF NET PROCEEDS	$10,000	$105,000

*these fees may vary pending international investments

$10,000 This is the minimum amount needed to begin production on one tv pilot pitch

program for a script option and retain legal counsel. Additional funds will be needed to complete the project.

$105,000 This is the maximum amount needed to finish one tv pilot pitch program with a film crew, sets, costumes, editing and actors. Any monies left over will cover marketing and working capital and possibly an additional teaser trailer or proof of concept project.

Multiple Closings - If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds that would include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment" or any use of cash that is for the purposes of repaying inter-company or related party debt.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors

Compliance failure

The company has not previously failed to comply with Regulation CF

Annual Report

The company will make annual reports available on its website www.bigpictureartists.com/invest The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Big Picture Artists, LLC

[See attached]

I, Allen Osborne, the President of Big Picture Artists, LLC, hereby certify that the financial statements of Big Picture Artists and notes thereto for the period January 1, 2016 to December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $75,000; taxable income of $4613 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of August 1, 2017

.

_Allen Osborne_____

__President_____ (Title)
___8/1/2017_____ (Date)

Big Picture Artists, LLC
Balance Sheet
Year Ending December 31, 2015
(unaudited)
not open for business

Assets

Cash	$ 0
Equipment	$ 0
Total Current Assets	$ 0
Total Assets	**$ 0**

Liabilities and Members Equity

Liabilities

Accounts Payable	$ 0
Total Current Liabilities	$ 0
Total Liabilities	**$ 0**

Members Equity

Contributed Capital	$ 0
Retained Earnings	$ 0
Total Liabilities and Members Equity	**$ 0**

Big Picture Artists, LLC
Income Statement
Year Ending December 31, 2015
(unaudited)
not open for business

Operating Income

Gross Sales	$ 0
Capital Contributions	$ 0

Net Operating Profit

	$ 0

Operating Expense

Total Operating Expense

	$ 0

Net Income

	$ 0

Big Picture Artists, LLC
Statement of Cash Flow
Year Ending December, 2015
(unaudited)
not open for business

Net Income (Loss) for the Period	$ 0
Cash Flow From Operating Activities	
Change in Accounts Receivable	$ 0
Cash Flow From Financing Activities	
Change in Contributed Capital	$ 0
Net Cash Flow From Operating and Financing Activites	$ 0
Cash at Beginning of Period	$ 0
Net Increase (Decrease) In Cash	$ 0
Cash at End of Period	$ 0

Big Picture Artists, LLC
Notes to Financial Statements (UnAudited)
December 31, 2015

1) Organization and Nature of Activities – Big Picture Artists, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company operates a management firm for actors, models, and social media influencers in Los Angeles, CA

2) We are not open for business as we organized two weeks ago.

Changes in Equity Status

December, 2015:
LLC Company organized as a single member


Big Picture Artists, LLC
Balance Sheet
December 31, 2016
(unaudited)


Assets

Cash	$ 4613
Equipment	$ 5356
Total Current Assets	$ 9969
Total Assets	**$ 9969**


Liabilities and Members Equity


Liabilities

Accounts Payable	$ 0
Total Current Liabilities	$ 0
Total Liabilities	**$ 0**

Members Equity

Contributed Capital	$10,400
Retained Earnings	$ (-431)
Total Liabilities and Members Equity	**$ 9969**

Big Picture Artists, LLC
Income Statement
Year Ending December 31, 2016
(unaudited)

Operating Income	
Gross Sales	$ 64,600
Capital Contributions	$ 10,400
Net Operating Profit	$ 75,000
Operating Expense	
Salaries	$ 900
Payment to talent for modeling job	$ 23,139
Rent	$ 15,218
Advertising	$ 1,039
Auto expenses	$ 1,796
Bank charges	$ 20
Dues & Subscriptions	$ 3,270
Gifts to clients	$ 79
Insurance	$ 995
Internet Service	$ 780
Lease payments	$ 3,808
Office Supplies	$ 2,725
Parking	$ 240
Postage	$ 76
Security System	$ 615
Telephone	$ 647
Travel	$ 1,140
Utilities	$ 1,238
Meals and Entertain (50%)	$ 1,462
Start-up Expenses	$ 10,341
Repairs and Maintenance	$ 859
Total Operating Expense	$ 70,387
Net Income	$ 4,613

Big Picture Artists, LLC
Statement of Cash Flow
Year Ending December 31, 2016
(unaudited)

Net Income (Loss) for the Period $ 4,613

Cash Flow From Operating Activities
Change in Accounts Receivable $ 64,600

Cash Flow From Financing Activities
Change in Contributed Capital $ 10,400

Net Cash Flow From Operating and Financing Activites $ 75,000

Cash at Beginning of Period $ 0
Net Increase (Decrease) In Cash $ (70,387)
Cash at End of Period $ 4,613

Big Picture Artists, LLC
Notes to Financial Statements (UnAudited)
December 31, 2016

2) Organization and Nature of Activities – Big Picture Artists, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company operates a management firm for actors, models, and social media influencers in Los Angeles, CA and will raise additional capital in 2017 to produce content for them.
Securities for this company are sold in units.

3) Summary of Accounting Policies – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The preparation of financial statements require management to make estimates and assumptions that affect certain reported amounts and disclosures. No income taxes were due for 2016. However franchise taxes were due and paid.

Fair Value of Financial Instruments:
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

a) Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
b) Include other inputs that are directly or indirectly observable in the marketplace

c) Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from commissions of it's gross sales_when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the member are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Subsequent Events – Management considered events subsequent to the end of the period January 2017 when the financial statements were available to be issued.

3) The company has no liabilities.

4) We are currently no involved or know of any pending or threatening litigation against the Company or any of its officers.

5) Current units available are voting units and non voting units. We issued distributions in 2017 for our members for the year 2016. We anticipate raising additional monies in 2017 and adding members to increase our resources to produce our own programming.

6) There are no current related party transactions.

7) The company opened with capital from Allen Osborne and one other member. No additional shares have been issued or capital received through January 2017.

The company has evaluated subsequent events that occurred after January 2017 to August 2017. There have been no other events that would have a material effect on the balance sheet. Any new capital from new members are listed on the following page "Changes in Equity Status"

Changes in Equity Status

January, 2016:
8868 units issued to Allen Osborne, Member #1
50 units issued to Member #2

June, 2017
12 units issued to Member #3
20 units issued to Member #4
1050 units Authorized to sell via Regulation CF

Total 10,000 units outstanding

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine   Discover Investments   Edit My Campaign   Jason K.

Big Picture Artists is pending **StartEngine Approval.**

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Big Picture Artists

Management Company Creating TV Programs

Small OPO   Los Angeles, CA   Media
Accepting International Investment

big picture artists

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Overview   Team   Terms   Updates   Comments   Share

This is the new generation of Generation Z and Millennials looking for relatable celebrities and programming you can be a part of. We take the social media influencers and personalities we find and introduce them to casting directors at all the major Hollywood studios. We've built a profitable company with commissions from jobs for them in film, television programs, commercials and endorsements. Now we're coming to you to help us make our own original tv programs. ***Big Picture Artists****... the next phase...we represent the writer, director, social media influencers and actors. Instead of placing them in studio programming, we'll create and write our own, sell it to their fans and pitch it to broadcast and streaming networks to buy.*

If you watched the entertaining cartoon above, you know what our company does. Many successful actors and actresses are coming from non trad Chat *platforms like music, comedy, sports, modeling, and especially social media. In the July, 2015 issue of Variety,* ***YouTube*** *stars were more popular among teenagers than mainstream household name celebrities. Business Insider November, 2015 reports "Connection is one word that's used over and over again when teens describe their relationships with digital stars. According to the study, teens and young adults describe YouTubers as someone who is "just like me, understands me, someone I trust, has the best advice, doesn't try to be perfect ... and likes the same things I do."*

The public loves to watch stars they created themselves and not just stars a studio manufactured to show them. Hollywood is having a tough time understanding what sort of programming the new generations want, why they only respond to certain programs, the attention span of the viewer, and why they prefer to watch it on their Ipad or laptop over the big screen living room television with surround sound. That's a problem we understand. Everyone we represent falls in the age range of ***Generation Z*** *and* ***Millennials****. Who better to write and star in a program than someone with the same interests and same age, not older Hollywood executives telling them what to watch!*



GEOGRAPHIC
SHOWTIME
CBS
FOX
Discovery
CHANNEL
amc
HBO

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Talent Management Company Creating Programming for Millennials and Generation Z

We already have a successful talent management company you're investing in with actors, models and social media influencers. Now we want to create programs that Generation Z and Millennials will watch, and sell these concepts to streaming (Netlix, Vimeo, Hulu, etc) and broadcast networks (ABC, Fox, CBS, etc) to develop into series. These "pitch pilots" (or the first episode of a television show) can also be purchased by the general public via iTunes and Amazon. The influencers and actors appearing in our programs have built in fan bases from social media that watch the celebrities they created so the audience is already there!

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Key Facts

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- Generated a profit our first year of operation, 2016. Few companies on any Crowdfunding platform have those results.
- Paid Distributions to our investors after our first year.
- A major entertainment mogul helped to open Big Picture Artists because he believed in what we could accomplish.
- The talent we manage has already appeared in Award Winning films and television shows.
- We represent the actors, the writers, and directors for our programming, why not create something now an educated young generation will watch? Look at the charts below on the demand for content to fill your phone, your time and learn why this is a good investment for the future. Which social media platforms are important to a new generation, what's changing with entertainment in the digital world? **The research is here for you!**


US | Demand for SVOD Originals by Platform
2016 | Sum of Demand Expressions™
Amazon Video
Crackle
Hulu
Netflix
1.4 B
1.2 B
1.0 B
800 M
600 M
400 M
200 Million
DEMAND EXPRESSIONS™
Week 1
5
9
13
17
21
25
29
33
37
41
45
49
2016 | Week Number
Demand Expressions™: Total audience demand being expressed for a title, within a market.
PARROT


Top Social Platforms
% who visit/use the following
100%
80
60
40
20
YouTube
Facebook
Instagram
FB Messenger
Twitter
WhatsApp
Snapchat
LinkedIn
Question: Which of the following sites/applications have you visited or used in the past month via your PC/Laptop, Mobile or Tablet? Source: GlobalWebIndex Q4 2016 Base: 4,747 Internet Users aged 16-20, exc. China


What media companies will spend on original programming in 2016
Netflix
Time Warner
Fox
Viacom
Disney
Discovery
0
0.5
1
1.5
2
2.5
3
3.5
4
4.5
Billion
Data via: Bloomberg Business


Young Americans Turn Their Backs on Traditional TV
Weekly time Americans aged 18-24 spend watching traditional TV (hh:mm)*
26:28
24:44
23:24
21:49
18:04
16:18
14:31
Q1 2011
Q1 2012
Q1 2013
Q1 2014
Q1 2015
Q1 2016
Q1 2017
* traditional TV includes all live and DVR/time-shifted TV viewing
@StatistaCharts
Source: Nielsen
statista


THE FUTURE (~2030): 80%+ DIGITAL
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Smartphone
Computer/laptop/tablet
Radio
Print
TV
BI INTELLIGENCE
Source: Ofcom


Poll Reveals Generational Gap in Media Preferences
% of Americans ranking the following among the 3 most important media services they subscribe to
14-25
26-31
32-48
49-67
68+
58
75
80
89
92
72
63
47
43
6
42
39
27
16
6
13
28
16
32
51
Pay TV
Video Streaming
Music Streaming
Newspaper (print or digital)
@StatistaCharts
Based on a survey among 2,076 U.S. consumers conducted in November 2014
Source: Deloitte
statista

Own A Piece of Hollywood

Have you ever watched the red carpet for the Emmy Awards and wish you had some connection to Kevin Spacey ("*House of Cards*") or Viola Davis ("*How to Get Away with Murder*")? Or watched your favorite television show with your friends and family like *"Modern Family"* or *"Empire*" and wish you could brag to everyone "I own a piece of that show?"

Well now you have that opportunity to invest in a management company with the potential to create the next Kevin and Viola and the next hit show for a new generation. **We want to do television series not movies.** Our research above shows the future is in addicting television and streaming shows with celebrities from many different venues.

Whether you're in Omaha, Palm Beach, London or Rio, don't just watch what happens in Hollywood, **be a part of it!**



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Investment Offer

Type of Security Offered: Non Voting Membership Units in LLC

Price per Unit: $100

Minimum Investment Amount (per Investor): $100.00

Offering Maximum: Up to 1,050 Non-voting LLC membership units ($105,000)

Pre-Money Valuation: $895,000

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Perks

$200+: Can submit a pitch to us for a tv show you're thinking about or have written a script for. We will consider it for our future projects.

$500+: A digital copy of our first pilot pitch program we shoot & lower level perk.

$2,500+: An invitation* for two to a premiere or screening that one of our actors appears in & all the lower level perks.

** You must provide your own transportation and accommodations.*

A Few Projects Our Talent Recently Appeared In

Award Winning Feature Films, TV Movies, Worldwide TV Commercials and Grammy Winning Artist Music Videos. **Now we want to create our own tv shows with your help.**



WELCOME TO

"BREAKOUT STAR OF THE FALL SEASON"
MONDAYS 9/8c



Feed presents

You & Me


YOUR WAY


JESSE & JOY


Q & A

How big is the market? *Film, television and streaming series are a huge market. Netflix alone spends $6 billion dollars a year on shows for their platform (Source:CNBC). There are so many broadcast (including cable) and streaming (internet) networks, they all need content (programs) to fill their days and your time. That's where we come in. We're pitching pilots to them we've created with a full cast and story ready for them to give the greenlight to go into production.*

How does this make money? *We manage talent and take a commission from them. The commission we take varies if it's a modeling job, an acting role, or a television commercial. And, the funds we raise this year allows us to create a "pitch pilot" or "proof of concept" using the talent we represent. This project is available for network executives to watch for free and available to the public for a fee on ITunes or Amazon. Our goal is to sell the project to a network who buys the concept, writer, and cast we package. From this, we hope to continue to offer yearly distributions to our investors. Long term, our goal would be to sell or merge the company with a larger company in which case you, as an investor, would share the profits of the buyout price.*

You seem to be doing a lot, what exactly am I investing in? *Our Talent Management company and the programs we create. It's essentially two businesses you're investing in. So even if networks don't buy the programs we're creating, we are still selling the programs to the public and we still manage talent we earn commissions from that we hope will be the next Brad Pitt and Julia Roberts.*

What is a "pitch pilot" or "proof of concept?" *A pilot is the first episode of a television or streaming series. Many studios and networks produce these for executives to view during Hollywood "pilot season" traditionally in January of every year. They discuss them and decide if they want to order more episodes (usually anywhere from 8-13 episodes) or none at all. Obviously, we want them to buy and order additional episodes of our pilot. At that point, they pay for the production of the program, not us, and we collect our fee for the sale of the program.*

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Your tagline above says "programs for Millennials and Generation Z," I'm older, does this mean this investment is not for me? *No, the programs we create are for everyone. However, they ARE geared to those two generations because they watch the most programming on streaming (Netflix "binging" for instance) and are most familiar with social media influencers and actors we have in the programs. We will have an announcement very shortly of the first program we're producing.*

Who are your competitors? *Our competitors are the big Hollywood management companies who also produce. If you're not familiar with the industry they include* Brillstein Entertainment *(they manage Brad Pitt and produced "The Sopranos"),* LBI *(they manage Leonardo DiCaprio and produced "We Bought A Zoo"), and a few more. But you get the idea, the company and talent they represent started out just like us. One actor/actress or one movie or television show put them on the map and made them a very profitable company.*

In the Press

FANGORIA | Us Weekly | Perez Hilton | Hollywood Reel Independent Film Festival | Hipstamatic | The Hollywood Reporter

Indiewire | People | J-14 | teen.com | Deadline Hollywood | Finance Magnates

NYLON | ESSENCE | theguardian

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Meet the Founder



Allen Osborne

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President

Allen Osborne worked in the modeling industry for over 25 years and was a Division Director for top agencies. Some of these agencies were owned by Venture Capital firms: 2013-2015 ONE MANAGEMENT (NY) Division Director funded by Ireo World, India | 2010-2013 RED MODEL MANAGEMENT (NY) Agency Director | 2005-2009 VISION MODEL MANAGEMENT Division Director funded by Seidler Equity Partners, Los Angeles |1999-2005 WILHELMINA MODELS (a publicly traded stock WHLM) Division Director funded by Newcastle Partners. During that time, he was the modeling agent for successful models who later took starring roles in major television series and movies such as Tom Welling (Smallville), Ian Somerhalder (Vampire Diaries), Shemar Moore (Criminal Minds), Rick Yune (Marco Polo), Odette Annable (Cloverfield), Josh Holloway (Lost) and many others.

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And the Rest of the Team



Greg James

Talent Acquisition

Greg is a Canadian who grew up in Ohio. He began modeling at 17 and paid his way through college as a top model while traveling through 5 continents. At age 27, he went behind the camera and has produced 12 short films and 3 feature films. He is also the founder of "The Casting Workshops". These workshops are held all over the U.S. where young actors meet and interact with well-known casting directors.

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Offering Summary

Maximum 1,050 Non voting membership units ($105,000)

Minimum 100 Non voting membership units ($10,000)

Company	Big Picture Artists, LLC
Corporate Address	6626 Franklin Ave, Suite 107 Los Angeles, CA 90028
Description of Business	Talent Management Company Producing Content
Type of Security Offered	Non Voting Membership Units
Purchase Price of Security Offered	$100 per Unit
Minimum Investment Amount (per investor)	$100

Type of Security:

Units as described in greater detail in the Operating Agreement of the Company, a copy of which may be provided to each subscriber upon request.

Price and Minimum Subscription:

$100 per Unit, with a minimum subscription of 1 Unit ($100 minimum subscription).

Capitalization:

The Company's capital structure before this offering is 8,950 Total Units Outstanding including Voting and Non Voting. An additional 1050 Non Voting Units are Authorized to new investors bringing the Total Units to 10,000.

Perks

Those investing at or over $200: Can submit a pitch to us for a tv show you're thinking about or have written a script for. We will consider it for our future projects

Those investing at or over $500: A digital copy of our first pilot pitch program we shoot and the lower level perk.

Those investing at or over $2500: An invitation for two to a premiere or screening that one of our actors appears in and all the lower level perks. You must provide your own transportation and accommodations.

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds that would include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment" or any use of cash that is for the purposes of repaying inter-company or related party debt.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investr decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Big Picture Artists to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Main video transcript

Character 1: Okay managers! We have our staff, office space, and equipment. Let's get busy finding talent to sell. Cynthia, what are you doing?

Character 2: I am watching the movie Gravity on my Apple Watch.

Character 1: Why? Don't you want to see the special effects on a bigger screen?

Character 2: Nope.

Character 1: Well, you're one of the reasons we're a new approach on a talent management company. You're the new generation. Hollywood 2.0, that does things differently. Maybe you can find us a new PSY, Grumpy Cat, Justin Bieber, or Grace Helbig.

Character 3: Who's Grace Helbig?

Character 1: She has 3 million viewers on YouTube from sitting in her living room with her laptop camera on and talking about nothing that's going on in her life, and now she has a show on E! network!

Character 3: So the new Hollywood doesn't care about movies shown the way they were meant to be, and they like to watch everyday people talk about nothing? Perfect, sounds like people my age.

Character 1: Well that's a simple explanation, but the fact is, big talent agencies, managers, and studios don't really understand Generation Z. Generation Z produces its own content and has its own celebrities, because the big players don't know how to reach them. It's all about YouTubers, Viners, personality, celebrity children, and popular models. Frank, what are you doing?

Character 3: You said celebrities' kids. I'd like to represent Betty White's kids. She was so good on the Mary Tyler Moore show.

Character 1: Frank, ugh. Betty White has no children, and I don't think there's enough interest in what she did in the 70s. She's known for the Golden Girls now.

Character 2: Never heard of it.

Character 1: Well, I'm going to look at my email. A friend of mine sent me a link to a girl he swears is the next Jennifer Lawrence. She's on YouTube doing a monologue from Jersey Shore.

Character 1: Megan, I called you in because, in spite of your unusual choice of character, as Snooki on Youtube, you're a beautiful girl who has some talent, and I think you might be right for this part in Tarantino's new film, Inglourious Bill. Here are the sides, you'll go in tomorrow and read for it.

Character 1: Hello? Megan? You got the part! Filming starts next week in Iceland. Oh, Iceland is

cold this time of year. Yes, well...

Character 1: I wanted to come visit you on the set. I'm so excited you're doing this movie!

Character 4: Me too, Quentin says I'm amazing, I'm incredible, and I'm giving an Oscar-worthy performance. You know I'm on this kangaroo diet now and they don't have kangaroo in Iceland, do you think you could have some flown in?

Character 1: Uh, sure.

Character 1: Well Megan, the movie made you a star! You've got 2 sequels coming up, a new television show, a combined social media following of 30 million people, and your own fragrance and fashion line at Big Lots. Here's to our continued success!

Character 4: Oh, I can't drink wine. Did I tell you I'm allergic to sulfites? Since I've lived in Los Angeles, I've developed allergies, ADD, panic attacks, anxiety disorder, muscle spasms from doing yoga, temporary blindness from all the sun...

Transcripts of 12 videos in "Story" section, l-r, top to bottom numbered 1-12

Video1

Elizabeth Blue

Character 1: Do you know how scary it is when you don't know if life is real? Sometimes I feel cursed, like I'm living in a bad dream I can't wake up from. My relationship is suffering. He says it's not healthy. I want to leave him and I don't want him to stop loving me because I can't stop loving.

Character 2: Elizabeth, love is a very strong emotion. It comes with unconditional circumstances and a love like that cannot be broken by anything, including mental illness.

Character 1: I'm so tired.

Video 2

Welcome to Willits

Character 1: You guys get what you need, I'm gonna gather some last minute provisions.

Character 2: Oh provisions? Affirmative, captain. We shall procure rations ASAP as to avoid

future snafu.

Character 1: Hi, uh, nice boots.

Character 3: You must be from somewhere around here, handsome.

Character 1: So you never left this area, at all. (overlap)

Character 3: No, not at all. I was actually just at school. I just came back. Be staying with family until I get all settled.

Character 2: Just says they're missing, doesn't say they're dead.

Character 4: You ever hear of someone going missing in the woods, show up 2 months later roasting marshmallows?

Character 1: We shouldn't be here

Character 2: There isn't a house for miles, let's just throw up a few tents and chill.

Character 3: What's he so worked up about?

Character 4: I don't want to scare you hun

Character 5: I saw a grey alien. They're the most common to visit earth.

Character 2: Maybe you saw an alien, maybe you didn't.

Character 6: I ain't sure what they want, but they ain't nice.

Character 5: There's a bunch of different kinds of aliens, from all different galaxies and all different dimensions. You know, they want to study us.

Character 3: Uncle Brock, I love you, but I am scared.

Character 6: Courtney baby I want you to know I'm trying to protect you

Character 4: Shh, you hear that?

Character 7: Come on guys, this isn't funny!

Character 4: Yesterday everything was normal, and today, we got aliens?

Character 8: I ain't no scientist, but I know what I see.

Character 9: You ask me, Sasquatch was responsible for them deaths.

Character 1: Like big foot? Really?

Character 4: Unless you believe in aliens.

Character 10: I swear to god I am never, ever going camping again.

Video 3

Jane The Virgin

Character 1: My lady.

Character 2: Is this a skit for prospective students?

Character 1: Allowest me to remove my armor

Character 2: I'm sorry, what?

Character 1: I'm Don Quixote, ready to see what's in my Sancho Panza!

Character 2: No! Oh, wait! Wait! This is a mistake! This is a mistake! Oh! I'm so sorry!

Video 4

A Husband For Christmas

Narrator: This Christmas Brooke is getting everything she ever wanted,

Character 1: We decided to double your salary and promote you to vice president.

Narrator: but there's a catch.

Character 2: Roger Burkett.

Character 1: If Roger were to get married, he'd have his citizenship and you, young lady, would have your promotion.

Character 2: Will you marry me.

Character 3: You betcha.

Character 4: You may kiss the bride.

Character 3: That's okay.

Character 2: I'm good.

Narrator: Can they fool everyone?

Character 3: Surprise!

Character 3: This is my husband.

Character 2: Roger.

Character 5: He's a real life Prince Charming!

Character 3: I made a deal where my job is safe for now.

Character 6: Atta girl!

Narrator: Or are they fooling themselves?

Character 7: Sure you're marrying?

Character 8: Honey, Manners

Character 9: If you hadn't gotten married you wouldn't have gotten promoted.

Character 6: Roger are you even a citizen?

Character 10: I'm Agent Nathan Hedge this is Agent Mary Adams.

Character 11: It's called marriage fraud. It's a felony.

Character 2: Brooke, meet Gwen, my girlfriend.

Character 3: He's got a girlfriend.

Character 1: Maybe you should think about marriage counseling.

Character 3: I should have never let you talk me into this.

Character 1: You're a smart woman Brooke, you'll figure it out.

Character 12: Merry Christmas!

Character 2: I have never met anyone quite like her.

Character 5: When are you gonna take a chance?

Character 3: Roger!

Narrator: Vivica A. Fox, Ricco Ross, Dominique Swain, and Eric Roberts

Character 1: I thought there'd be a few sparks between the two of you.

Narrator: A Husband for Christmas

Video 5

Dating Fail

[music, sound effects]

Character 1: Hi!

Character 2: Hey!

Character 1: Gavin?

Character 2: Camille! Yeah!

Character 1: I almost didn't recognize you.

Character 2: Good to meet you.

Character 1: You look so much cuter in your Tinder pic.

Character 2: Thanks so much for coming out! This is my favorite place

Character 1: The smell doesn't get to you?

Character 2: Smell?

Character 1: Smells like shit.

[music, sound effects]

Character 3: Here's your Hansa pilsner sir

Character 2: Oh, thank you so much.

Character 3: What can I get the missus?

Character 2: Oh this place is like beer central. They've got like,16 ipas, what, 23 lagers?

Character 1: I'm allergic to rye, wheat, hops, histamines, sulfites, barley, bubbles...

[music, sound effects]

Character 3: We have water with lemon infused

Character 1: I love it

Character 3: I'll get you tall glass, alright?

Character 1: Oh, I want you in a tall glass

[music, sound effects]

Character 1: So.

Character 2: So, Game of Thrones? Did you see the finale? It was explosive.

Character 1: Really?

Character 2: Yeah

Character 1: Oh no, I hate that show.

[music, sound effects]

Character 2: Ooh, ooh, I think you'll, you'll...you'll love this. I just got...

Character 1: That's disgusting!

[music, sound effects]

Character 1: I'm gonna show you cute. We're gonna make america great again.

[music, sound effects]

Character 1: Tell me more about yourself. Do you have a wild side?

Character 2: Maybe I do, maybe I don't.

Character 1: Yeah your shirt says so. Are you into, like, threesomes?

[music, sound effects]

Video 6

Buzzfeed dog video

[music and sound effects]

Okay, let's go!

Video 7

You and Me

[instrumental music]

VIdeo 8

Nicki Minaj Music Video

[Lyrics: Yo, I had to reinvent, I put the V in-vent
I put the heat in vents, man, I've been competing since
I look beyond what people saying, and I see intent

Then I just sit back, and decipher what they really meant
Cherish these nights, cherish these people
Life is a movie, but there'll never be a sequel
And I'm good with that, as long as I'm peaceful
As long as seven years from now, I'm taking my daughter to preschool
Cherish these days, man, do they go quick, just yesterday, I swear it was 'o-six
Ten years ago, that's when you proposed, I looked down, yes I suppose

All things go, all things go
All things go, all things go

Here we go again, it's the game we love
Sheets all over the floor and they laced with drugs
You ain't play your cards right, you had the Ace of Clubs
Hit you with the Ace of Spade, in your face, and shrugged
Blood drippin' out your arm on my Asian rugs
We was just planning a wedding, caught cagin' doves
You was just tellin' your mans, that you hate the clubs
Now we in the crying game, heart laced with slugs

Are you alone?
Do you need someone? Is it too late to talk?
Did I wait too long?
Thousand words
Don't change a thing
Is it only three?
Three words that you're missing?

Where did you go? Couldn't see
I was too busy

Could've just said no
Where would you go? I think I know

Hoo, hoo
We're 'bout to play here
We're 'bout to play here
Hoo, hoo
We're 'bout to play here
The crying game

I could've given everything
Don't wanna let the tears begin
We're 'bout to play here
The crying game
I could've given everything
Don't wanna let the tears begin
We're 'bout to play here
The crying game

Welcome to the crying game where you lose your soul
Where it ain't no easy cash, you got to use the toll
Ain't no cruise control, you 'bout to lose control
Ain't no smilin' faces here, we slammin' doors and dishes
Sayin' we don't miss each other, but it's all fictitious
Sayin' that we had enough, but enough of what?
Another slap to the face, another uppercut
I'm just abusive by nature, not 'cause I hate ya
Not 'cause I wanna, guess I wanna imitate ya
I know it's hard, I know I intimidate ya
But is you stayin' or goin'?
I couldn't breathe and you ain't even know it

How come you never show it?
All this love you speak of
All I want is to love and be loved
(To love and to be loved)

I'm losin' a thing
I thought I'd win
And I'm coming undone
'Cause the tears don't end

Where did you go? Couldn't see
I was too busy
Could've just said no
Where would you go? I think I know

Hoo, hoo
We're 'bout to play here
We're 'bout to play here
Hoo, hoo
We're 'bout to play here
The crying game

I could've given everything
Don't wanna let the tears begin
We're 'bout to play here
The crying game
I could've given everything
Don't wanna let the tears begin
We're 'bout to play here
The crying game

Hoo, hoo
Hoo, hoo

Oh oh oh
Oh oh oh
Oh oh oh
Oh oh oh
I lied, I lied, I lied
To keep you from breaking my heart

Even though I said I didn't love you
I lied, I lied
Even though I said I didn't need you
I lied, I lied
To keep you from breaking my heart, ooh
To keep you from breaking my heart, ooh

Even though I said don't touch me
I lied, I lied
I can't fall for you, can't give my all to you
Can't let you think that Imma let the game stall for you
Gotta protect me you gotta sweat me
You said you thought you was ready and I said let's see
But I ain't mean that, I need some fucking proof
'Cause what happens if I fall in love then you cut me loose
You just a heart breaker won't let you break mine
'Cause I'll be smashing windows and cutting them break lines

I lied

'Cause who knew that if I just let myself go with you
Who knows, who knows, so I lied
To keep you from breaking my heart, ooh
To keep you from breaking my heart, ooh

Even though I said 'fuck you'
I lied, I lied

I thought eventually you would let me go
That was my insecurities and my ego
Missed my jump shot missed my free throw
Miss the way we kiss miss the d o
Man it was good while it lasted
That shit wasn't real it was magic
If it was a record it would have been classic
But fuck you though, orgasmic

I guess this is what I gotta do to keep me from falling
Stalling the truth, who knew what you'd
Do if I let you in
My mama ain't raised no fool, I
I am not your usual typical type
Who would protect me if I never hide?
Falling so fast I am afraid of you, so I lied

I lied, I lied
To keep you from breaking my heart, ooh
To keep you from breaking my heart, ooh oh
I lied
Ooh baby
Ooh

'Cause who knew that if I just let myself go with you

Am I just a fool?
Blind and stupid for loving you
Am I just a silly girl?
So young and naive to think you were
The one who came to take claim of this heart
Cold hearted shame you'll remain just afraid in the dark

And now the people are talking
The people are saying that you have been playing my heart
Like a grand piano
The people are talking
The people are saying that you have been playing my heart

Like a grand piano

So play on, play on, play on
Play on, play on, play on
Play on, play on, play on
Play on, play on

Am I being a fool?
Wrapped up in lies and foolish truths
What do I see in you?
Maybe I'm addicted to all the things you do
'Cause I keep thinking you were
The one who came to take claim of this heart
Cold hearted shame you'll remain just afraid in the dark
The people are talking
The people are saying that you have been playing my heart
Like a grand piano
The people are talking
The people are saying that you have been playing my heart
Like a grand piano

So play on, play on, play on
Play on, play on, play on
Play on, play on, play on
Play on, play on]

Video 9

Burger King

Character 1: American hamburger tradition is all about the meat. Amazing meat.

Character 2: I don't know about you, Sweden, but in America, it's all about the flame grilled burger

Character 3: For me, it's the bread. YOu can't have a good burger without it

Character 4: It's the cheese!

Character 5: It's gotta be the cheese!

Character 6: Crispy salad, fresh tomatoes, and the onions. That's the secret, if you ask me.

Character 2: If it ain't flame grilled, then it ain't a real burger.

Narrator: Yes new, direct from America. Florida quattro cheese Whopper and Arizona spicy Whopper. Bar up or Burger King.

Video 10

Game Shakers

Character 1: Getting married.

Character 2: Who did this? Who make-a this game?

Character 3: Oh, Babe and I did. The Gameshakers.

Character 4: No, no, no. Come on now, this one was really all Kenzie. I can't steal cred.

Character 3: Okay. It was all me.

Character 1: Isn't it awesome?

Character 2: No. It make me sick.

Character 3: That was harsh.

Character 1: Baby!

Character 2: You and me, we only dated for six months. First, you move in across the street from my mother, now you pressure me with wedding!

Character 1: Baby, I wasn't pressuring you.

Character 2: You know what? I breaking up with you right now. I get vote.

Character 1: But!

Character 2: No, but nothing!

Character 1: But I love you!

Character 2: Leave me alone!

Character 1: You are being so ridiculous!

Character 2: You are ridiculous! I dress ridiculous but I am not ridiculous!

Character 1: Don't walk away from me! But I love you!

Character 2: I'm going back to Texas!

Character 4: Anyway, it's just a demo. We can tweak it.

Video 11

Jesse & Joy Music Video

[Lyrics: Dices que fui yo,
Y no fui yo,
Que nunca te amé de verdad. ¡Qué rabia me da!
Diste tu versión
Pero olvidaste,

Que me soltaste, me soltaste, cuando más necesitaba aferrarme.
Apostaste, y me obligaste a buscar en otras partes amor.
Oohhhh yo sé, que en ese escenario igual jugué mi papel.
Oohhh lo sé, se ha hecho tarde para volver.

Tú tan reservado,
Y yo pidiendo tanto de ti, tanto de mí.
Tu mano era mi fe, mi propia piel,

Y de repente,
Me soltaste. Me soltaste cuando más necesitaba aferrarme.
Apostaste, y me obligaste a buscar en otras partes amor.
Ohhh yo sé, que en ese escenario igual jugué mi papel.
Ohhh lo sé, se ha hecho tarde para volver.
Oohhh oohhh uoohhh

Me soltaste. Me soltaste cuando más necesitaba aferrarme.
Apostaste y me obligaste a buscar en otras partes amor.
Y nooo yo sé, que en ese escenario igual jugué mi papel.
Ohh lo sé, es demasiado tarde para volver.
Ohh lo sé.
Lo sé, lo sé...]

Video 12

Euphoria commercial

[music]

Narrator: Deep Euphoria and Euphoria. Calvin Klein. Fragrances for her.

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